Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

April 22, 2016
VIA EDGAR

Re:     Kinsale Capital Group, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted April 22, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Kinsale Capital Group, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for nonpublic review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

If you have any questions regarding this filing, please contact the undersigned at (212) 735-2573, as counsel to the Company.

Very truly yours,

/s/ Dwight S. Yoo

cc:                                Michael P. Kehoe
Bryan P. Petrucelli
(Kinsale Capital Group, Inc.)